SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Second Quarter 2013

Earnings Release

14 August 2013

01

Earnings Release

Lisbon, Portugal, 14 August 2013

In 1H13, consolidated operating revenues amounted to Euro 3,092 million. Consolidated EBITDA stood at Euro 1,017 million with an EBITDA margin of 32.9%. The margin of the Portuguese telecommunications businesses stood at 42.9%, underpinning consolidated EBITDA margin. In 1H13, notwithstanding the depreciation of the Brazilian Real, fully and proportionally consolidated international assets represented 58.0% and 49.6% of PT’s consolidated revenues and EBITDA, respectively. Net income reached Euro 284 million in 1H13, including the capital gain recorded in 2Q13 in connection with the sale of the investment in CTM. In 1H13, capex amounted to Euro 596 million, equivalent to 19.3% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 228 million, down by 4.4% y.o.y, notwithstanding the investments in the rollout of the Data Center in Covilhã, which will be inaugurated on 23 September 2013. In 1H13, EBITDA minus capex reached Euro 421 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 321 million. In 1H13, operating cash flow stood at Euro 179 million, reflecting the seasonal first half investment in working capital, while free cash flow amounted to a negative amount of Euro 16 million. Excluding Oi and Contax, free cash flow amounted to Euro 304 million in 1H13, benefiting from the proceeds of the sale of CTM. As at 30 June 2013, net debt adjusted for unused tax credits related to the transfer of the regulated pension plans to the Portuguese State amounted to Euro 7,749 million, and excluding the proportional consolidation of Oi and Contax, amounted to Euro 4,609 million. In 1H13, cost of net debt, excluding the proportional consolidation of Oi and Contax, reached 5.3% and cost of gross debt stood at 4.8%, with an average maturity of 6.2 years as at 30 June 2013.

Consolidated financial highlights (1)	Euro million

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Operating revenues	1,539.8	1,629.0	(5.5)%		3,092.4	3,344.7	(7.5)%
Operating costs (2)	1,049.3	1,059.7	(1.0)%		2,075.6	2,203.6	(5.8)%
EBITDA (3)	490.6	569.4	(13.8)%		1,016.8	1,141.1	(10.9)%
Income from operations (4)	133.2	217.2	(38.7)%		306.5	426.0	(28.0)%
Net income	257.3	67.7	280.0%		284.0	123.1	130.7%
Capex	309.7	263.2	17.7%		596.3	522.1	14.2%
Capex as % of revenues (%)	20.1	16.2	4.0	pp	19.3	15.6	3.7	pp
EBITDA minus Capex	180.8	306.1	(40.9)%		420.5	618.9	(32.1)%
Operating cash flow	120.8	173.4	(30.3)%		178.6	286.8	(37.7)%
Free cash flow	170.4	(200.4)	185.0%		(15.6)	(358.7)	(95.6)%
Adjusted net debt (5)	7,748.7	7,645.6	1.3%		7,748.7	7,645.6	1.3%
Adjusted net debt exc. Oi and Contax (5)	4,608.9	4,700.1	(1.9)%		4,608.9	4,700.1	(1.9)%
After-tax unfunded PRB obligations	694.8	657.1	5.7%		694.8	657.1	5.7%
EBITDA margin (%) (6)	31.9	35.0	(3.1	)pp	32.9	34.1	(1.2	)pp
Adjusted net debt / EBITDA (x) (5)	3.6	3.3	0.3	x	3.6	3.3	0.3	x
Basic earnings per share	0.30	0.08	280.0%		0.33	0.14	131.6%
Diluted earnings per share (7)	0.28	0.08	257.3%		0.32	0.14	122.2%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.  (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).  (5) Net debt was adjusted for the unused tax credits related to the transfer of the regulated pension plans to the Portuguese State. (6) EBITDA margin = EBITDA / operating revenues.  (7) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

Consolidated income statement (1)	Euro million

	2Q13	2Q12	y.o.y	1H13	1H12	y.o.y
Operating revenues	1,539.8	1,629.0	(5.5)%	3,092.4	3,344.7	(7.5)%
Portugal (2)	645.5	678.1	(4.8)%	1,280.0	1,358.5	(5.8)%
Residential	179.4	178.5	0.5%	361.9	355.5	1.8%
Personal	161.4	170.3	(5.2)%	317.7	339.7	(6.5)%
Enterprise	199.4	226.3	(11.9)%	401.6	452.3	(11.2)%
Wholesale, other and eliminations	105.3	102.9	2.4%	198.7	211.0	(5.8)%
Brazil • Oi	694.4	753.6	(7.9)%	1,418.4	1,542.1	(8.0)%
Other and eliminations	199.9	197.3	1.3%	394.1	444.2	(11.3)%
Operating costs (3)	1,049.3	1,059.7	(1.0)%	2,075.6	2,203.6	(5.8)%
Wages and salaries	268.4	272.9	(1.7)%	516.7	566.2	(8.7)%
Direct costs	268.5	264.6	1.5%	534.7	560.3	(4.6)%
Commercial costs	144.6	140.1	3.2%	266.9	264.8	0.8%
Other operating costs	367.7	382.0	(3.7)%	757.4	812.3	(6.8)%
EBITDA (4)	490.6	569.4	(13.8)%	1,016.8	1,141.1	(10.9)%
Post retirement benefits	12.3	15.4	(20.3)%	24.8	31.6	(21.5)%
Depreciation and amortisation	345.1	336.7	2.5%	685.4	683.4	0.3%
Income from operations (5)	133.2	217.2	(38.7)%	306.5	426.0	(28.0)%
Other expenses (income)	67.4	(25.3)	n.m.	46.5	(14.2)	n.m.
Curtailment costs, net	127.6	0.0	n.m.	128.2	0.9	n.m.
Net losses (gains) on disposal of fixed assets	(0.7)	1.2	n.m.	(1.1)	2.1	n.m.
Net other costs (gains)	(59.5)	(26.6)	123.6%	(80.6)	(17.2)	n.m.
Income before financ. & inc. taxes	65.8	242.5	(72.9)%	260.0	440.2	(40.9)%
Financial expenses (income)	(164.9)	90.9	n.m.	(41.7)	187.5	n.m.
Net interest expenses (income)	147.0	128.3	14.5%	292.6	236.0	24.0%
Equity in earnings of affiliates, net	(335.9)	(49.3)	n.m.	(375.9)	(95.6)	293.3%
Net other financial losses (gains)	24.0	11.9	101.6%	41.6	47.1	(11.8)%
Income before income taxes	230.7	151.6	52.1%	301.7	252.7	19.4%
Provision for income taxes	36.9	(66.7)	n.m.	4.6	(87.9)	n.m.
Income before non-controlling interests	267.6	84.9	215.1%	306.4	164.7	86.0%
Losses (income) attributable to non-controlling interests	(10.3)	(17.2)	(40.0)%	(22.4)	(41.6)	(46.3)%
Consolidated net income	257.3	67.7	280.0%	284.0	123.1	130.7%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.  (2) Businesses in Portugal include wireline and TMN.  (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

In 1H13, consolidated operating revenues decreased by Euro 252 million to Euro 3,092 million (-7.5% y.o.y), reflecting primarily: (1) the impact of the depreciation of the Brazilian Real against the Euro (Euro 173 million), and (2) the revenue decline in the Portuguese telecommunications businesses (Euro 78 million). Oi’s higher contribution on a constant currency basis (Euro 25 million) was offset by a lower contribution from other international operations, namely Contax and Africatel businesses.

In 1H13, revenues from Portuguese telecommunications businesses decreased by 5.8% y.o.y, having improved the quarterly trend when comparing the 2Q13 (-4.8% y.o.y) to 1Q13 (-6.8% y.o.y) and 4Q12 (-8.1% y.o.y). Revenue performance continued to be impacted by the pricing and competitive dynamics and by the macroeconomic environment. Against this backdrop, in 1H13 PT posted continued growth in the Residencial segment and presented improved trends in the Personal and Wholesale segments. Private consumption in Portugal decreased by 5.1% in 1Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.8% in 2Q13, outperforming the market and competitors. This performance proves the success of PT’s offering, namely M4O, which is gaining momentum in the market, having reached one million RGUs in August 2013. The Enterprise segment is penalised by significant price declines, namely in mobile services, notwithstanding an improved performance from SMEs and SOHOs. The improved performance of revenues from Wholesale, other and eliminations in 2Q13 reflects a one-off related to certain contracts, including some international traffic transit agreements, which tend to carry low margin, and was obtained notwithstanding a Euro 6 million decline in the directories business (-30.5% y.o.y) reflecting secular trends.

Oi’s revenues proportionally consolidated stood at Euro 1,418 million (R$ 14,773 million, equivalent to 100%) in 1H13, compared to Euro 1,542 million (R$ 14,533 million, equivalent to 100%) in 1H12, a decrease of Euro 124 million reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 149 million). On a constant currency basis, the contribution of Oi to PT’s consolidated operating revenues in 1H13 would have amounted to Euro 1,568 million, representing an increase of Euro 25 million primarily explained by: (1) higher revenues from the Residential segment, due to the positive contribution of broadband and pay-TV revenues, more visible as from 2H12, that more than offset lower fixed voice revenues; (2) an increase in the Personal Mobility segment revenues, on the back of higher revenues from traffic, broadband services and monthly fees, underpinned by Oi’s strong focus in the postpaid and higher income segments; (3) higher data and IT revenues from the Corporate segment, and (4) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market. Oi’s revenues were proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other revenues, including intra-group eliminations, decreased by 11.3% y.o.y to Euro 394 million in 1H13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 39 million). Adjusting for this effect, the reduction in other revenues is primarily explained by a lower contribution from Contax (Euro 9 million), reflecting lower revenues from Brazilian call centre services, and by some regulatory impacts at other international operations.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 58.0% in 1H13, with Brazil accounting for 53.0%, as compared to 58.6% and 53.6% in 1H12, respectively. This decrease is explained primarily by the impact of the depreciation of the Brazilian Real against the Euro.

In 1H13, consolidated EBITDA decreased by Euro 124 million (-10.9% y.o.y) to Euro 1,017 million, as compared to Euro 1,141 million in 1H12, mainly due to: (1) the EBITDA decline in the Portuguese telecommunications businesses (Euro 66 million, -10.7% y.o.y), primarily due to lower revenues (Euro 78 million) as explained above; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 45 million), and (3) a lower contribution from Oi on a constant currency basis (Euro 7 million), primarily explained by an increase in commercial costs. Other EBITDA decreased by 12.3% y.o.y (Euro 9 million) to Euro 66 million in 1H13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro. On a constant currency basis, EBITDA from other businesses remained broadly flat at Euro 76 million.

EBITDA by business segment (1)	Euro million

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Portugal	277.6	307.4	(9.7)%		549.2	615.1	(10.7)%
Brazil • Oi	180.6	223.1	(19.0)%		401.4	450.4	(10.9)%
Other	32.3	38.8	(16.7)%		66.3	75.6	(12.3)%
EBITDA	490.6	569.4	(13.8)%		1,016.8	1,141.1	(10.9)%
EBITDA margin (%) (2)	31.9	35.0	(3.1	)pp	32.9	34.1	(1.2	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (2) EBITDA margin = EBITDA / operating revenues

EBITDA from the Portuguese telecommunications businesses amounted to Euro 549 million in 1H13 (-10.7% y.o.y), equivalent to a 42.9% margin. The EBITDA performance is the result of the decline in service revenues (Euro 88 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, while service revenues minus direct costs declined by Euro 90 million, EBITDA declined by Euro 66 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a Euro 2 million decline in the directories business.

In 1H13, Oi’s proportional consolidated EBITDA stood at Euro 401 million (R$ 4,180 million, equivalent to 100%), compared to Euro 450 million (R$ 4,245 million, equivalent to 100%) in 1H12, an Euro 49 million decrease that includes the impact of the depreciation of the Brazilian Real against the Euro (Euro 42 million). On a constant currency basis, the contribution of Oi to PT’s consolidated EBITDA would have decreased by Euro 7 million over the same period of last year, to Euro 444 million in 1H13, notwithstanding higher operating revenues. The lower contribution of Oi’s EBITDA is explained by higher provisions for bad debt, higher third party services, due to increased pay-TV content and higher maintenance expenses, and increased commercial costs, namely comissions and marketing expenses.

Fully and proportionally consolidated international assets represented 49.6% of PT’s consolidated EBITDA in 1H13, while the Brazilian businesses accounted for 42.2% of EBITDA in the period, as compared to 49.0% and 41.8% in 1H12, respectively.

Post retirement benefits costs decreased from Euro 32 million in 1H12 to Euro 25 million in 1H13 due to a lower contribution from the Portuguese telecommunications business (Euro 8 million), which reflects the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 1H13. Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. Additional information is available under the section “Other disclosures, changes in accounting policies and estimates”.

Depreciation and amortisation costs amounted to Euro 685 million in 1H13, compared to Euro 683 million in 1H12. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 34 million), depreciation and amortisation costs would have increased by 5.2% y.o.y (Euro 36 million) to Euro 719 million in 1H13. This increase is explained primarily by a higher contribution from Oi (Euro 43 million, on a constant currency basis) reflecting the amortisation of the 4G-LTE license acquired in June 2012 and also increased investments made in 2013 as compared to 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, and in the capacity, capillarity and quality of the wireline and broadband networks. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 10 million), reflecting the decline in capex occurred throughout 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Curtailment costs amounted to Euro 128 million in 1H13 reflecting mainly a redundancy programme of approximately 400 employees implemented in 2Q13.

Net other gains amounted to Euro 81 million in 1H13, compared to Euro 17 million in 1H12. In 1H13, this caption includes: (1) a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognised; (2) a gain related to the wireline Concession Agreement, and (3) certain provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 1H12, this caption includes a gain related to the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement net of provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Net interest expenses increased to Euro 293 million in 1H13 as compared to Euro 236 million in 1H12, reflecting primarily: (1) an increase in the average cost of net debt excluding the proportional consolidation of Oi and Contax, from 3.9% in 1H12 to 5.3% in 1H13, mainly as a result of a lower return on cash applications and also an increase in the cost of gross debt from 4.3% in 1H12 to 4.8% in 1H13, and (2) a higher contribution from Oi, Contax and its controlling shareholders, including the impact of the increase in its average net debt, that more than compensated the reduction in the cost of debt in Brazil and the depreciation of the Brazilian Real against the Euro. The increase in Oi’s net debt is mainly explained by: (1) payments made in April 2012 in connection with Oi’s corporate simplification; (2) the negative free cash flow generated between June 2012 and June 2013, reflecting mainly legal action payments, and (3) the dividends paid in May and August 2012 and in March and April 2013.

Equity in earnings of affiliates amounted to Euro 376 million in 1H13, including a Euro 310 million gain related to the disposal of the investment in CTM. Adjusting for this impact and PT’s share in the earnings of CTM in 1H12 (Euro 13 million), equity in earnings of affiliates would have amounted to Euro 66 million in 1H13, as compared to Euro 83 million in 1H12, mainly due to changes in corporate tax and currency effects, as operationally equity consolidated companies continue to perform.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, decreased from Euro 47 million in 1H12 to Euro 42 million in 1H13, reflecting primarily lower net other financial expenses at Oi, mainly related to banking services and certain other financial costs.

Income taxes amounted to a gain of Euro 5 million in 1H13, as compared to a loss of Euro 88 million in 1H12, due to lower taxable earnings across all businesses, reflecting higher curtailment charges and interest expenses.

Income attributable to non-controlling interests amounted to Euro 22 million in 1H13 and Euro 42 million in 1H12. The reduction of Euro 19 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 9 million), and (2) Oi (Euro 9 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 284 million in 1H13 compared to Euro 123 million in 1H12. This increase is explained primarily by: (1) the gain recorded in connection with the sale of the investment in CTM, and (2) higher non-recurring gains, as explained above. These effects were partially offset by: (1) lower EBITDA from Portuguese telecommunications business; (2) higher curtailment costs reflecting a redundancy programme of approximately 400 employees; (3) higher interest expenses, and (4) lower contribution from the Brazilian businesses.

Shareholder Remuneration

Following the approval at the AGM held on 19 April 2013, on 17 May 2013 PT paid to its shareholders a dividend per share of Euro 0.325 in relation to fiscal year 2012 in the context of the shareholder remuneration policy for fiscal years 2012 to 2014.

On 13 August 2013, PT’s Board of Directors approved the modification of its shareholder remuneration policy for fiscal years 2013 and 2014, which will be exclusively comprised of a cash dividend of Euro 0.10 per share to be paid annually. This decision, coupled with the sale of PT’s equity interest in CTM recently executed and the recent bond issuances lead to a reinforcement of the Company’s balance sheet and to a stronger financial flexibility.

Capex

Capex amounted to Euro 596 million in 1H13, equivalent to 19.3% of revenues, as compared to Euro 522 million in 1H12. Excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million), capex would have increased by 20.6% y.o.y in 1H13 to Euro 630 million. This increase is explained by a higher contribution from Oi (Euro 124 million in constant currency), reflecting the investments made in 3G coverage and capacity, in the initial rollout of the 4G-LTE network and in IT services, mainly related to system updates and upgrades. Oi’s higher contribution was partially offset by a lower contribution from Portuguese telecommunications businesses (Euro 10 million), which stood at Euro 228 million in 1H13, notwithstanding the investments made during 1H13 in the rollout of the Data Center in Covilhã, which will be inaugurated on 23 September 2013. Excluding this effect, capex in Portuguese telecommunications businesses would have declined by Euro 37 million, to Euro 202 million (-15.3% y.o.y). Capex from other businesses decreased by 10.4% y.o.y to Euro 59 million in 1H13, reflecting mainly the impact of the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 5 million) and also lower capex at CVT and CST, following the investments realised in 2012 in the rollout of the submarine cable.

Capex by business segment	Euro million

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Portugal	128.7	123.5	4.3%		227.9	238.4	(4.4)%
Brazil • Oi	144.9	97.0	49.3%		309.2	217.6	42.1%
Other	36.1	42.7	(15.4)%		59.2	66.1	(10.4)%
Total capex	309.7	263.2	17.7%		596.3	522.1	14.2%
Capex as % of revenues	20.1	16.2	4.0	pp	19.3	15.6	3.7	pp

Cash Flow

In 1H13, operating cash flow stood at Euro 179 million as compared to Euro 287 million in 1H12. This decline in operating cash flow (Euro 108 million) is explained by: (1) a lower EBITDA minus Capex (Euro 198 million), reflecting mainly the Euro 92 million increase in Oi’s capex and the Euro 55 million decline in the EBITDA minus capex of the Portuguese telecommunications businesses, and (2) lower provisions and adjustments (Euro 20 million), which represented non-cash items included in EBITDA, mainly related to Oi. The decline in EBITDA minus capex was partially offset by lower working capital investment (Euro 110 million), reflecting primarily a lower capex in 4Q12 when compared to 4Q11 that translated to lower cash payments to supliers in 1H13 when compared to 1H12. Excluding the proportional consolidation of Oi and Contax, operating cash-flow in 1H13 would have amounted to Euro 206 million, as compared to Euro 243 million in 1H12, as a result of lower EBITDA minus capex observed in the period, partially offset by lower working capital investments as referred to above.

Free cash flow	Euro million

	2Q13	2Q12	y.o.y	1H13	1H12	y.o.y
EBITDA minus Capex	180.8	306.1	(40.9)%	420.5	618.9	(32.1)%
Non-cash items	27.4	36.7	(25.2)%	59.0	79.2	(25.5)%
Change in working capital	(87.5)	(169.5)	(48.4)%	(300.9)	(411.4)	(26.9)%
Operating cash flow	120.8	173.4	(30.3)%	178.6	286.8	(37.7)%
Interests	(161.2)	(161.7)	(0.3)%	(283.7)	(278.5)	1.9%
Net reimbursements (contributions) to pension funds (1)	0.6	5.3	(88.5)%	(17.8)	(21.1)	(15.7)%
Paym. to pre-retired, suspended employees and other	(37.9)	(35.3)	7.3%	(72.2)	(71.2)	1.4%
Income taxes	(14.5)	(46.1)	(68.6)%	(59.2)	(75.6)	(21.7)%
Dividends received	0.6	1.0	(43.4)%	25.8	25.5	1.2%
Net disposal (acquisition) of financial investments	335.6	0.0	n.m.	335.6	0.0	n.m.
Other cash movements	(73.6)	(137.0)	(46.3)%	(122.7)	(224.6)	(45.4)%
Free cash flow	170.4	(200.4)	185.0%	(15.6)	(358.7)	(95.6)%

(1) In 1H13 and 1H12, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 10.5 million and Euro 14.3 million, respectively.

In 1H13, consolidated free cash flow amounted to negative Euro 16 million, while in 1H12 stood at a negative Euro 359 million, reflecting in both periods the strong working capital investments that usually occur in the first half of each year. The improved performance in 1H13 compared to 1H12 (Euro 343 million) is primarily explained by: (1) the proceeds from the sale of CTM, amounting to Euro 336 million; (2) lower payments regarding legal actions in Brazil (Euro 79 million), and (3) lower income tax payments (Euro 16 million), both at domestic and foreign operations. These effects were partially offset by a lower operating cash flow (Euro 108 million), as referred to above. Excluding the proportional consolidation of Oi and Contax, free cash flow in 1H13 would have amounted to Euro 304 million, benefiting from the sale of CTM in 2Q13.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies and adjusted for unused tax credits related to payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,609 million as at 30 June 2013, down from Euro 4,700 million as at 30 June 2012.

Change in net debt	Euro million

	2Q13	2Q12	1H13	1H12
Net debt (initial balance)	8,100.6	7,073.5	7,711.2	6,612.8
Less: free cash flow	170.4	(200.4)	(15.6)	(358.7)
Translation effect on foreign currency debt	(304.6)	(145.8)	(140.6)	(137.2)
Dividends paid by PT	277.9	372.0	277.9	556.7
Oi’s corporate simplification	0.0	296.1	0.0	296.1
Acquisition of own shares by Oi	0.0	25.6	0.0	25.6
Other(1)	34.0	49.9	73.4	158.9
Net debt (final balance)	7,937.5	7,871.7	7,937.5	7,871.7
Less: Tax effect on unfunded post retirement benefits obligations(2)	188.8	226.1	188.8	226.1
Adjusted net debt (final balance)	7,748.7	7,645.6	7,748.7	7,645.6
Less: Net debt from Oi and Contax, including holding companies	3,139.8	2,945.5	3,139.8	2,945.5
Adjusted net debt exc. Oi and Contax (final balance)	4,608.9	4,700.1	4,608.9	4,700.1
Change in net debt	(163.1)	798.1	226.3	1,258.8
Change in net debt (%)	(2.0)%	11.3%	2.9%	19.0%

(1) This caption includes primarily the payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal, the dividends paid by PT’s subsidiaries to non-controlling interests and Euro 27 million in 2Q13 related to the disposal by Oi of its submarine cable operation.  (2) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations.

Total consolidated net debt amounted to Euro 7,937 million as at 30 June 2013, as compared to Euro 7,711 million as at 31 December 2012, an increase of Euro 226 million reflecting primarily: (1) the negative free cash flow generated in the period (Euro 16 million); (2) the dividends paid by PT to its shareholders (Euro 278 million, considering the effect of the 10% stake owned by Oi in PT and proportionaly consolidated) and by PT’s subsidiaries to non-controlling interests (Euro 34 million), and (3) the agreement reached by Oi in July 2013 for the disposal of its submarine cable operation, following which the related cash position was included under the held for sale balance sheet caption (Euro 27 million). These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt decrease by Euro 141 million.

As at 30 June 2013, total consolidated gross debt amounted to Euro 10,917 million, of which 89.7% was medium and long-term and Euro 3,486 million relates to the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding the effect of this proportional consolidation, gross debt would have amounted to Euro 7,431 million, of which 90.1% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 81.9% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,490 million at the end of June 2013, which includes Euro 857 million of undrawn committed commercial paper lines and facilities.

Excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 5.3% in 1H13, compared to 3.9% in 1H12, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.8% in 1H13 and 4.3% in 1H12. Excluding Oi and Contax, the cost of gross and net debt in 2Q13 remained stable when compared to 1Q13. The maturity of PT’s net debt excluding Oi and Contax was 6.2 years as at 30 June 2013, already reflecting the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 2009 one billion Eurobond.

Post Retirement Benefit Obligations

As at 30 June 2013, the projected post retirement benefit obligations (PBO) from Portuguese operations related to pension complements and healthcare amounted to Euro 505 million and the market value of assets under management amounted to Euro 368 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 790 million as at 30 June 2013, already including the curtailment costs recorded in 1H13 (Euro 730 million as at 31 December 2012), which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 926 million and after-tax unfunded obligations amounted to Euro 695 million. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 63 million as at 30 June 2013 and Euro 73 million as at 31 December 2012.

Total gross unfunded obligations from Portuguese businesses increased by Euro 93 million to Euro 926 million as at 30 June 2013, reflecting primarily curtailment charges (Euro 128 million), post retirement benefit costs (Euro 10 million) and net actuarial losses recorded in the period (Euro 25 million), which more than offset payments of salaries to suspended and pre-retired employees, amounting to Euro 72 million in 1H13. Unfunded obligations from Oi decreased from Euro 73 million as at 31 December 2012 to Euro 63 million as at 30 June 2013, reflecting a contribution made in January 2013 to cover the deficit position of the BrTPREV pension plan (Euro 9 million), as post retirement benefit costs (Euro 4 million) were offset by the impact of the depreciation of the Brazilian Real (Euro 4 million).

Post retirement benefit obligations (1)	Euro million

	30 June 2013	31 December 2012
Pensions obligations	127.0	127.3
Healthcare obligations	377.9	375.4
PBO of pension and healthcare obligations	504.9	502.7
Market value of funds	(368.5)	(399.4)
Unfunded pensions and healthcare obligations	136.4	103.3
Salaries to suspended and pre-retired employees	790.0	730.4
Gross unfunded obligations from Portuguese businesses	926.5	833.7
After-tax unfunded obligations from Portuguese businesses	694.8	625.3
Gross unfunded obligations at Oi	63.3	72.7
Accrued post retirement benefits	989.8	906.5

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Change in gross unfunded obligations (1)	Euro million

	1H13	1H12
Gross unfunded obligations (initial balance)	906.5	973.7
Post retirement benefits costs (PRB) (2)	14.1	20.2
Curtailment cost	128.2	0.9
Net reimbursements (contributions) to pension funds (3)	(7.3)	(6.9)
Salary payments to pre-retired, suspended employees and other	(72.2)	(71.2)
Net actuarial (gains) losses	24.9	13.5
Foreign currency translation adjustments	(4.3)	(3.4)
Gross unfunded obligations (final balance)	989.8	926.8

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 1H13 and 1H12, this caption excludes the service cost associated with active employees who were entitled to pension benefits related to the regulated pension plans transferred to the Portuguese State amounting to Euro 10.8 million and Euro 11.4 million, respectively. (3) This caption includes primarily contributions to pension funds made by Oi (Euro 8.7 million in 1H13 and Euro 10.4 million in 1H12), minus the net reimbursements obtained from the healthcare plans.

Equity

As at 30 June 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 2,079 million, representing a decrease of Euro 225 million in 1H13 compared to Euro 2,305 million as at 31 December 2012. This decrease is primarily explained by the dividends paid by PT to its shareholders (Euro 278 million) and negative foreign currency translation adjustments of Euro 208 million, which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro. These effects more than compensated the net income generated in the period of Euro 284 million.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

1H13
Equity before non-controlling interests (initial balance)	2,304.6
Net income	284.0
Net currency translation adjustments	(208.2)
Dividends paid by PT	(277.9)
Net actuarial gains (losses), net of taxes	(18.7)
Other	(4.8)
Equity before non-controlling interests (final balance)	2,079.1
Change in equity before non-controlling interests	(225.5)
Change in equity before non-controlling interests (%)	(9.8)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

		31 December 2012
	30 June 2013	restated
Cash and equivalents	2,979.7	3,387.3
Accounts receivable, net	1,983.4	2,012.1
Inventories, net	145.6	141.5
Judicial deposits	1,108.0	1,150.3
Financial investments	512.4	427.7
Intangible assets, net	4,736.1	5,089.5
Tangible assets, net	5,784.0	6,018.9
Accrued post retirement asset	8.4	11.4
Other assets	450.4	559.5
Deferred tax assets and prepaid expenses	1,366.7	1,293.8
Total assets	19,074.8	20,092.0
Accounts payable	953.2	1,263.2
Gross debt	10,917.2	11,098.5
Accrued post retirement liability	998.1	917.9
Other liabilities	2,476.7	2,680.2
Deferred tax liabilities and deferred income	1,135.3	1,266.9
Total liabilities	16,480.5	17,226.7
Equity before non-controlling interests	2,079.1	2,304.6
Non-controlling interests	515.2	560.7
Total shareholders’ equity	2,594.3	2,865.3
Total liabilities and shareholders’ equity	19,074.8	20,092.0

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets decreased to Euro 19.1 billion as at 30 June 2013 compared to Euro 20.1 billion as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.7 billion) and the dividends paid in 2Q13 by PT to its shareholders (Euro 0.28 billion). Total liabilities stood at Euro 16.5 billion as at 30 June 2013 compared to Euro 17.2 billion as at 31 December 2012, including the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.4 billion).

03

Operational Review

Portuguese Telecommunications Businesses

In 2Q13, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 3.6% y.o.y to 5,117 thousand (net additions reached 26 thousand in 2Q13), and mobile customers up by 4.2% y.o.y to 7,690 thousand (43 thousand net additions in 2Q13 driven by postpaid, reflecting 109 thousand postpaid net additions), on the back of the success of PT’s offering, namely M4O, which continued gaining momentum, having reached one million RGUs in August 2013.

Portuguese operating data

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Fixed retail accesses (‘000)	5,117	4,940	3.6%		5,117	4,940	3.6%
PSTN/ISDN	2,579	2,615	(1.4)%		2,579	2,615	(1.4)%
Broadband customers	1,268	1,169	8.5%		1,268	1,169	8.5%
Pay-TV customers	1,270	1,157	9.8%		1,270	1,157	9.8%
Mobile Customers (‘000)	7,690	7,380	4.2%		7,690	7,380	4.2%
Postpaid	2,673	2,456	8.8%		2,673	2,456	8.8%
Prepaid	5,017	4,924	1.9%		5,017	4,924	1.9%
Net additions (‘000)
Fixed retail accesses	26	60	(56.7)%		65	145	(55.5)%
PSTN/ISDN	(13)	(14)	9.5%		(26)	(33)	22.6%
Broadband customers	17	28	(41.3)%		43	63	(31.7)%
Pay-TV customers	22	46	(51.7)%		47	115	(59.2)%
Mobile Customers	43	(77)	156.1%		92	(63)	244.9%
Postpaid	109	7	n.m.		204	79	159.6%
Prepaid	(65)	(84)	22.3%		(112)	(142)	20.8%
Data as % of mobile service revenues (%)	35.6	32.0	3.6	pp	35.6	31.6	4.0	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 9.8% y.o.y to 1,270 thousand (net additions of 22 thousand in 2Q13), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of difficult economic environment and already high penetration of pay-TV as referred to above. PT’s triple-play customers (voice, broadband and pay-TV) grew by 16.7% y.o.y, having reached 894 thousand in 2Q13 (31 thousand net additions in the quarter).

In 2Q13, mobile customers benefited from the performance of postpaid customers, which grew by 8.8% y.o.y to 2,673 thousand (109 thousand net additions in 2Q13), benefiting from the launch of the convergent offer M4O, which is leading to a prepaid to postpaid migration in mobile customer base. Mobile prepaid customers grew by 1.9% y.o.y in 2Q13 to 5,017 thousand, benefiting from the continued success of the new “Moche” tariff plans (+49.6% y.o.y in 2Q13 to 1,792 thousand customers with 68 thousand net additions in the quarter).

Residential

In 2Q13, residential retail accesses or retail revenue generating units (RGUs) increased by 4.2% y.o.y, reaching 3,870 thousand, with pay-TV and broadband accesses already accounting for 56.6% of total residential retail accesses as at 30 June 2013. In 2Q13, MEO, PT’s pay-TV service reached 1,155 thousand customers (+7.3% y.o.y), which accounted for 6 thousand net additions, while fixed residential broadband reached 1,036 thousand customers with 4 thousand net additions. Unique customers in the residential segment reached 1,863 thousand while triple-play customers stood at 802 thousand (+12.9% y.o.y) and already represented 43.1% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple-play bundles and of pay-TV and fixed broadband in the residential segment has lead to a stable ARPU of Euro 31.8 and to an increase of RGU’s per unique customer from 1.99 in 2Q12 to 2.08 in 2Q13, despite a lower contribution from other value added services as economic conditions in Portugal, namely available income and consumption, still show declining trends.

Residential operating data

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Fixed retail accesses (‘000)	3,870	3,714	4.2%		3,870	3,714	4.2%
PSTN/ISDN	1,679	1,672	0.4%		1,679	1,672	0.4%
Broadband customers	1,036	966	7.3%		1,036	966	7.3%
Pay-TV customers	1,155	1,076	7.3%		1,155	1,076	7.3%
Unique customers	1,863	1,863	(0.0)%		1,863	1,863	(0.0)%
Net additions (‘000)
Fixed retail accesses	1	68	(98.4)%		29	157	(81.5)%
PSTN/ISDN	(9)	3	n.m.		(13)	(2)	n.m.
Broadband customers	4	24	(82.5)%		22	55	(60.7)%
Pay-TV customers	6	41	(84.6)%		20	104	(80.7)%
ARPU (Euro)	31.8	31.7	0.1%		31.8	31.6	0.8%
Non-voice revenues as % of revenues (%)	66.0	63.4	2.6	pp	65.5	62.9	2.6	pp

MEO’s experience is now convergent. As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 108 channels, up to 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks. Recently, M4O was made available also through Satellite, which has allowed PT to expand this convergent offer throughout the entire country. M4O Satellite offers the same package, with the only difference being the channel offering. PT also launched a new package named M3O that allows the customer to choose the same features as M4O Satellite, but without the internet access for a price that is Euro 15 lower.

MEO’s M4O enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The M4O offer allows all families to have access to more services and of superior quality for a monthly fee of Euro 79.99, including two mobile SIM cards allowing unlimited voice and SMS to all fixed and mobile networks and 200MB of internet access. Up to two additional SIM cards can be included for monthly fee of Euro 7.5 per each SIM card. Already in April 2013, PT launched two new Internet packages, with traffic allowances of 200MB (IT Light) for Euro 2.99 per month and 5GB (IT Ultra) for Euro 19.99 per month. At the same time, PT repositioned the existing IT packages offering additional savings of up to 55%: IT Super offers 500MB of traffic for Euro 4.99 per month and IT Super Plus offers 1GB of traffic for Euro 7.99 per month.

Service revenues in the Residential segment reached Euro 179 million, up by 2.2% y.o.y and continued showing growth on the back of positive net adds, notwithstanding increased competitive aggressiveness, namely by a smaller player, already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. This performance was achieved on the back of the continued strong performance of MEO triple-play offer, resulting on an increase in RGU’s per unique customer. As a result of the higher penetration of triple-play offers, the weight of non-voice services in Residential service revenues stood at 66.0% (+2.6pp y.o.y) in 2Q13 and the weight of flat revenues stood at 90.1% (+3.4pp y.o.y).

Personal

In 2Q13, mobile Personal customers, including voice and broadband customers, increased by 5.6% y.o.y improving further the momentum observed in the previous quarters (1Q13: +3.2% y.o.y; 4Q12: +1.5% y.o.y; 3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y, and 1Q12: -0.9% y.o.y). In 2Q13, mobile Personal customers registered 44 thousand net additions (91 thousand net disconnections in 2Q12), underpinned by the solid performance in postpaid (105 thousand net additions in 2Q13). This performance is anchored on the strong commercial success of M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 1Q13 for the second consecutive quarter and has maintained this trend in 2Q13. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at August 2013, total RGUs associated with M4O amounted to 1 million and 40% are new services to PT. M4O offer is proving to attract new customers as 47% subscribe two sim cards, 24% three sim cards and 29% four sim cards. Net disconnections of prepaid customers stood at 61 thousand in 2Q13, improving versus 2Q12 (87 thousand net disconnections). This improvement was achieved on the back of the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012, that allowed TMN in one year to achieve leadership in the 10-14 years old segment, and the launch of a new campaign in 2Q13 to celebrate the first anniversary of “Moche” tarriff plans targeted to under 25 years old.

Personal operating data

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Mobile Customers (‘000)	6,120	5,797	5.6%		6,120	5,797	5.6%
Postpaid	1,297	1,073	20.9%		1,297	1,073	20.9%
Prepaid	4,824	4,724	2.1%		4,824	4,724	2.1%
Net additions (‘000)	44	(91)	148.1%		96	(135)	171.3%
Postpaid	105	(4)	n.m.		204	9	n.m.
Prepaid	(61)	(87)	30.1%		(107)	(144)	25.6%
MOU (minutes)	97	94	4.0%		95	92	2.6%
ARPU (Euro)	7.5	8.7	(13.6)%		7.6	8.7	(13.5)%
Customer	7.1	8.0	(11.1)%		7.1	8.0	(10.9)%
Interconnection	0.5	0.8	(40.4)%		0.5	0.8	(41.0)%
SARC (Euro)	22.1	30.1	(26.7)%		23.8	28.5	(16.7)%
Data as % of service revenues (%)	34.9	33.2	1.7	pp	35.4	32.9	2.5	pp

In January 2013, TMN’s multi-SIM 4G-LTE service, that allows customers to share the Internet plafond among the smartphone, tablet and PC, was elected product of the year in the mobile tariff plans category. This award is the result of an independent survey carried out amongst consumers in the sector of fast moving consumer goods. In March 2013, following the launch of M4O, TMN repositioned its “Unlimited” tariff plans and launched a commercial campaign aimed at reinforcing the competitiveness of its postpaid tariff plans targeted at heavy mobile consumers that want to use their smartphones without limitations on voice and data services. The new “Unlimited” tariff plans offer unlimited voice and SMS for all national networks, up to 5GB of Internet, unlimited access to PT’s WiFi network, 16GB of storage in Cloud PT and free access to “Musicbox”, PT’s music streaming service. The range of the “Unlimited” tariff plans addresses different profiles of Internet usage: from the “Unlimited S” that sells at Euro 15.9 per month and offers 200MB per month up to the “Unlimited XL” that sells at Euro 69.9 per month and offers 5GB per month. TMN also continued to strengthen its smartphone portfolio, aiming at diversifying operating systems and providing the widest range of handsets to meet customer demand. It is worth highlighting the launch of Blackberry Z10, using the BB10 software, and Huawei Ascend W1, using Windows Phone 8.

In 2Q13, customer revenues in the Personal segment declined by 7.4% y.o.y to Euro 129 million, improving when compared to 1Q13 (-8.6% y.o.y), 4Q12 (-9.1% y.o.y) and 3Q12 (-11.2% y.o.y), despite the challenging economic background reflected on lower available income and consumption. This sequential improvement was achieved on the back of: (1) flat fee customer growth and increased weigth of flat fee revenues, and (2) increased data revenues explained by increased smartphone penetration and “internetnotelemovel” revenues. The decline in customer revenues reflected: (1) lower and volatile recharges as a result of difficult economic conditions, and (2) price competition and migration to lower tariff plans. Interconnection revenues declined by 37.9% y.o.y to Euro 8 million in 2Q13, contributing to a total decline of service revenues of -10.0% y.o.y (-11.4% y.o.y in 1Q13, -11.9% y.o.y in 4Q12 and -13.2% y.o.y in 3Q12). In effect, MTRs declined throughout 2012 from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012. MTRs in Portugal are amongst the lowest in Europe. ARPU of the personal segment stood at Euro 7.5 (-13.6% y.o.y) and customer ARPU stood at Euro 7.1 (-11.1% y.o.y). The weight of non-voice revenues in service revenues stood at 34.9% in 2Q13 (+1.7pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”, while the weight of flat-fee revenues stood at 37.7% (+7.3pp y.o.y).

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

In 2Q13, PT has repositioned the M4O offer, available to the small and medium offices, in terms of pricing and adding more TV channels available. This includes the repositioning of IT portfolio, extending the existing tariff plans and creating new ones, in order to have a more comprehensive offer. In 2Q13 the competitive pressure deteriorated, leading to an even more significant price decline, more visible in mobile voice. Notwithstanding this competitive backdrop and adverse economic conditions, PT is gaining operational momentum in the small and medium size companies segment with positive net adds across all fixed services.

In what concerns the corporate segment, PT has simplified its commercial offer of Managed Services, discontinuing certain services and standardising its offer across all areas, WAN, LAN/WAN and voice. For web services SmartCloudPT, PT has made available an upgraded platform service support for Microsoft Exchange Email SmartCloudPT, with increased accommodation capacity and retention periods, as well as improving the functionality of the interface webmail. In 2Q13, commercial activity continued to slow down and competitive pressure continued to be aggressive, impacting operational and financial performance.

In 2Q13, fixed retail customers of the enterprise segment stood at 1,057 thousand, an improved performance of 26 thousand net additions during the quarter as compared to a trend of disconnections that was observed during 2012 and turned around in 1Q13 (12 thousand in 1Q13, -5 thousand in 4Q12, -9 thousand in 3Q12, -6 thousand in 2Q12 and -48 thousand in 1Q12). Moreover, in 2Q13, the Enterprise segment registered: (1) 2 thousand net disconnections of fixed lines (-8 thousand in 1Q13, -13 thousand in 4Q12, -15 thousand in 3Q12, -15 thousand in 2Q12 and -58 thousand in 1Q12); (2) 12 thousand net additions of fixed broadband (9 thousand in 1Q13, 4 thousand in 4Q12, 2 thousand in 3Q12, 4 thousand in 2Q12 and 4 thousand in 1Q12), and (3) 16 thousand net additions of pay-TV customers (11 thousand in 1Q13, 4 thousand in 4Q12, 4 thousand in 3Q12, 5 thousand in 2Q12 and 6 thousand in 1Q12). This improved performance across the various services reflects a solid success of the M4O offer in the SOHO and small and medium businesses.

Enterprise operating data

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Fixed retail accesses (‘000)	1,057	1,033	2.3%		1,057	1,033	2.3%
PSTN/ISDN	715	754	(5.2)%		715	754	(5.2)%
Broadband customers	229	201	14.0%		229	201	14.0%
Pay-TV customers	113	79	43.8%		113	79	43.8%
Retail RGU per access	1.48	1.37	7.9%		1.48	1.37	7.9%
Mobile Customers (‘000)	1,514	1,521	(0.4)%		1,514	1,521	(0.4)%
Net additions (‘000)
Fixed retail accesses	26	(6)	n.m.		38	(54)	170.2%
PSTN/ISDN	(2)	(15)	86.6%		(10)	(73)	85.8%
Broadband customers	12	4	199.4%		22	8	162.7%
Pay-TV customers	16	5	218.9%		27	11	152.9%
Mobile Customers	0	16	(97.9)%		(0)	75	(100.0)%
ARPU (Euro)	21.2	24.3	(12.9)%		21.5	24.4	(11.9)%
Non-voice revenues as % of revenues (%)	52.8	48.8	4.0	pp	52.5	48.0	4.4	pp

Operating revenues of the Enterprise customer segment declined by 11.9% y.o.y to Euro 199 million in 2Q13, showing a sequential deterioration penalised by the economic and pricing environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives; (3) the small and medium businesses, which were still showing some resilience in 2012, are now more penalised by the economic and financing context with higher impact on mobile revenues, and (4) intense price competition across the various segments. Notwithstanding the economic environment, PT maintained a solid leadership, both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 2Q13, non-voice services represented 52.8% of Enterprise retail revenues, up by 4.0pp y.o.y.

Consolidated financial performance in Portugal

In 2Q13, revenues from Portuguese telecommunications businesses declined by Euro 33 million (-4.8% y.o.y) to Euro 646 million, having improved the trend when comparing to 1Q13 (-6.8% y.o.y) and 4Q12 (-8.1% y.o.y). This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 27 million and Euro 9 million, respectively), as the Enterprise segment is still being penalised by price declines, notwithstanding an improved performance from SMEs and SOHOs, while the Personal segment is still being pensalised by price competition and declining MTRs. Revenues in the Residential segment were up by 0.5% y.o.y in 2Q13, continuing to show growth on the back of positive net adds notwithstanding already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. Wholesale, other and eliminations revenues were up to Euro 105 million (+2.4% y.o.y), notwithstanding a Euro 2.6 million decline in the directories business (-29.3% y.o.y) reflecting secular trends and against a backdrop of increased popularity of alternative online reference tools. This performance also reflects an one-off related to certain contracts, including some international traffic transit agreements, which tend to carry low margin (wholesale traffic revenues were up 19.8% y.o.y in 2Q13).

Revenue performance continued to be impacted by macroeconomic environment, notwithstanding the sustained growth in the Residential segment and improved trends in the Personal and Wholesale segments. Private consumption in Portugal decreased by 5.1% in 1Q13, while PT’s consumer segment, which includes Residential and

Personal segments, posted customer revenues decreasing by 1.8% in 2Q13, outperforming the market and competitors. This performance was achieved on the back of strong commercial dynamics across all sales channels. In 2Q13, revenues in Portugal were also penalised by adverse regulation movements (Euro 15 million), including lower MTRs (Euro 8 million) and roaming (Euro 2 million). Excluding regulation effects, revenues would have decreased by 2.6% y.o.y in 2Q13.

Portuguese telecommunications businesses financial information	Euro million

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Operating revenues	645.5	678.1	(4.8)%		1,280.0	1,358.5	(5.8)%
Residential	179.4	178.5	0.5%		361.9	355.5	1.8%
Service revenues	178.6	174.7	2.2%		358.9	347.9	3.1%
Sales and other revenues	0.8	3.8	(78.2)%		3.1	7.6	(59.4)%
Personal	161.4	170.3	(5.2)%		317.7	339.7	(6.5)%
Service revenues	137.8	153.1	(10.0)%		275.3	308.3	(10.7)%
Customer revenues	129.4	139.7	(7.4)%		258.8	281.3	(8.0)%
Interconnection revenues	8.3	13.4	(37.9)%		16.5	27.0	(39.1)%
Sales and other	23.7	17.2	37.7%		42.4	31.3	35.4%
Enterprise	199.4	226.3	(11.9)%		401.6	452.3	(11.2)%
Wholesale, other and eliminations	105.3	102.9	2.4%		198.7	211.0	(5.8)%
Operating costs	367.9	370.6	(0.7)%		730.8	743.4	(1.7)%
Wages and salaries	57.9	60.4	(4.0)%		120.9	120.6	0.2%
Direct costs	113.8	110.8	2.8%		228.2	226.3	0.8%
Commercial costs	71.7	70.7	1.3%		131.4	142.4	(7.7)%
Other operating costs	124.5	128.8	(3.4)%		250.3	254.0	(1.5)%
EBITDA (1)	277.6	307.4	(9.7)%		549.2	615.1	(10.7)%
Post retirement benefits	10.5	14.3	(26.7)%		21.1	29.0	(27.1)%
Depreciation and amortisation	163.5	168.4	(2.9)%		325.3	335.3	(3.0)%
Income from operations (2)	103.6	124.7	(16.9)%		202.8	250.8	(19.2)%
EBITDA margin (3)	43.0%	45.3%	(23	)pp	42.9%	45.3%	(2.4	)pp
Capex	128.7	123.5	4.3%		227.9	238.4	(4.4)%
Capex as % of revenues	19.9%	18.2%	1.7	pp	17.8%	17.5%	0.3	pp
EBITDA minus Capex	148.9	183.9	(19.1)%		321.3	376.7	(14.7)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

In 2Q13, operating costs excluding D&A and PRBs declined by 0.7% y.o.y (Euro 3 million) to Euro 368 million. Wages and salaries decreased by 4.0% y.o.y to Euro 58 million explained by a lower level of fixed remunerations, as a result of focus on cost control, a lower level of overtime remunerations and also higher efficiency levels in certain internal processes. Direct costs were up by 2.8% y.o.y to Euro 114 million in 2Q13, reflecting mainly: (1) higher costs associated with international traffic; (2) higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of increased weight of these services in Enterprise revenues, and (3) higher programming costs (+7.3% y.o.y in 2Q13) on the back of sustained customer growth and investment in the differenciation of the MEO content offering. Notwithstanding this investment, programming costs per customer declined by 3.3% y.o.y. Commercial costs increased by 1.3% y.o.y to Euro 72 million in 2Q13, reflecting the increased push of commercial activities due to the launch of the new converged offer M4O. Other operating expenses decreased by 3.4% y.o.y in 2Q13 to Euro 124 million, explained by an increase in maintenance productivity due to the implementation of new generation access networks (FTTH). Structural costs benefit from the FTTH and 4G-LTE networks and the extensive operational transformation programme continued to be visible with improved quality of service and lower cost structure.

In 2Q13, EBITDA in Portuguese telecommunications businesses stood at Euro 278 million (-9.7% y.o.y) with a margin of 43.0% (-2.3pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 45 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 48 million, while EBITDA declined by Euro 30 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient. EBITDA performance in Portugal also included a Euro 1 million decline in the directories business.

Capex from Portuguese telecommunications businesses increased by 4.3% y.o.y to Euro 129 million in 2Q13 and stood at 19.9% of revenues (+1.7pp y.o.y). The capex increase is explained by the investment in the Data Center that is near its inauguration due on 23 September 2013. Excluding this effect, capex from Portuguese telecommunications businesses would have decreased by 10.8% y.o.y to Euro 110 million (17.1% of revenues, -1.1pp y.o.y), mainly due to lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. In 2Q13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 28% of total capex in 2Q13 and more than doubled versus 2Q12; (2) customer capex, which amounted to Euro 46 million (+2.0% y.o.y), and (3) technology and infrastructure capex (Euro 45 million, -25.8% y.o.y). These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and 92% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer.

EBITDA minus capex in 2Q13 was down by 19.1% y.o.y to Euro 149 million. In 2013, capex in the Portuguese telecommunications businesses is expected to continue to decline by more than Euro 50 million when compared to 2012, notwithstanding the investment made in the Data Center, more visible in 2Q13 and 3Q13.

International Businesses

Oi

In 2Q13, Oi’s revenue generating units (RGUs) stood at 74,757 thousand, up by 3.3% y.o.y, including: (1) 18,438 thousand residential RGUs (+2.2% y.o.y); (2) 46,896 thousand personal mobile customers, which grew by 3.8% y.o.y, and (3) 8,755 thousand Business and Corporate RGUs, up by 4.6% y.o.y.

In 2Q13, in the residential segment, Oi continued to show a mitigation of fixed line attrition, with fixed lines decreasing by 3.9% y.o.y, a steady growth of fixed broadband accesses (+10.2% y.o.y to 5,296 thousand) and another quarter of pay-TV growth, reaching 900 thousand customers (+84.8% y.o.y). This performance continues to confirm the turnaround of the historical wireline trends, underpinned by: (1) the strengthening of Oi’s convergent offers and focus on retention, profitability and up selling initiatives, and (2) increased broadband network expansion and speeds. The average broadband speed in Oi’s residential customer base stood at 3.5 Mbps in 2Q13, which compares to 3.1 Mbps in December 2012, reflecting that 36% (+9pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps. Oi TV’s residential penetration almost doubled in the last 12 months, leading to a pay-TV penetration per household of 7.3% in 2Q13 (up by 3.5pp y.o.y). In June 2013 went into orbit a new satellite leased by Oi. The new equipment will improve signal quality and coverage and will allow the expansion of Oi’s TV offering, which will be able to include new pay-per-view and interactive services. Oi continues to develop its IPTV pilot through FTTH, offering broadband speeds of up to 200 Mbps. During 2Q13, Oi continued to invest in the pay-TV offer which is core to its convergence strategy, with the purpose to increase the number of revenue generating units per each unique customer as it increases customer loyalty and drives sustainable ARPU growth. As at 30 June 2013, Oi had 57% of the Residential customer base with more than one service, increasing by 6.0pp when compared to 30 June 2012.

Oi operating data

	2Q13	2Q12	y.o.y
Residential RGUs (‘000)	18,438	18,037	2.2%
Fixed lines	12,242	12,744	(3.9)%
Fixed broadband	5,296	4,806	10.2%
Pay-TV	900	487	84.8%
ARPU (R$)	70.2	64.5	8.8%
Personal Mobility RGUs (‘000)	46,896	45,198	3.8%
Prepaid customers	40,235	39,407	2.1%
Postpaid customers + Oi controle	6,661	5,791	15.0%
Business / Corporate RGUs (‘000)	8,755	8,370	4.6%
Fixed lines	5,306	5,249	1.1%
Broadband	615	526	16.9%
Mobile	2,834	2,596	9.2%
Other (‘000)	667	729	(8.5)%
RGUs (‘000)	74,757	72,334	3.3%

In 2Q13, Oi’s Residential revenues increased by 4.5% y.o.y to R$ 2,578 million, continuing to show a strong improvement when compared to previous quarters, due to the positive contribution of revenues from broadband and pay-TV services, which revealed strong customer demand for triple-play and quadruple-play services. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty, leading to residential ARPU growth of 8.8% y.o.y, reaching R$ 70.2.

In the Personal Mobility segment, Oi’s mobile customers stood at 46,896 (+3.8% y.o.y) with net additions of 327 thousand in 2Q13. Oi continued to focus on growth of high value and postpaid customers, on increasing the penetration of data and value added services and improving prepaid profitability. Postpaid customers increased by 15.0% y.o.y, reaching 6,661 thousand at the end of 2Q13. The weight of postpaid customers in the Personal Mobility segment increased to 14.2% as at 30 June 2013. Oi has continued to focus on growing in the high-end market and improving its profitability, on the back of: (1) repositioning its pricing plans in certain markets, while maintaining its offer competitiveness, and (2) tightening its credit requirements for new postpaid customers in order to adapt to the country’s current macroeconomic conditions.

Prepaid customers stood at 40,235 thousand in 2Q13, increasing by 2.1% y.o.y and representing 85.8% of Oi’s Personal Mobility customer base. This performance was underpinned by the focus of Oi’s growth strategy on profitability of the customer base with Oi observing consistent growth in recharges. In 2Q13, Oi launched a pilot platform to manage recharge campaigns. This tool allows sending real time messages to stimulate recharges and sales of packages based on customer’s profile. Revenues from prepaid SMS and mobile data increased significantly also in 2Q13 due to Oi’s comprehensive customer offerings. In 2Q13, Oi had a strong and efficient presence in national retail sales points, expanding SIM card and recharge sales points.

In 2Q13, Oi’s Personal Mobility revenues stood at R$ 2,255 million, having increased by 1.2% y.o.y. Oi’s service revenues increased by 4.0% y.o.y to R$ 1,595 million, on the back of the strong performance in data and value added services, explained by the initiatives taken to increase the penetration of date usage in the customer base, and the continuous expansion of 3G coverage, with an increase of 529 municipalities covered in the last 12 months, reaching 76% of the urban population.

Oi’s Business / Corporate customers stood at 8,755 thousand in 2Q13, increasing by 4.6% y.o.y, underpinned by mobile (+9.2% y.o.y), data (+16.9% y.o.y) and wireline (+1.1% y.o.y) growth.

In 2Q13, revenues from the Business / Corporate segment increased by 4.1% y.o.y to R$ 2,154 million, explained by the increased usage of data services and growth of the mobile base. In the Business segment, Oi continued focused on profitable customer growth. This was achieved by: (1) increasing revenues, through continued expansion of sales channels; (2) reducing churn by focusing on customer retention programmes, and (3) raising the minimum traffic thresholds of entry plans, thereby, increasing the profitability of new customers. This programme translated into growth of RGUs in 2Q13 (+4.6% y.o.y), having Oi been able to turn around the secular RGU loss in this segment. In the Corporate segment, 2Q13 was marked by FIFA’s Confederations Cup in June, as Oi was the official provider of telecom and IT services. The continued focus on increasing data, advanced voice and postpaid has allowed for a significant growth in postpaid voice (+28.7%), VPN networking (+23.0%), internet access (+39.0%) and fixed digital trunking (+20.6%).

Oi’s mobile customers stood at 49,730 thousand (+4.1% y.o.y), with net additions of 215 thousand in 2Q13 and gross additions of 6.1 million. In 2Q13, Oi maintained its focus on growing in the high value segment by improving the reach of its retail channels, simplifying its tariff plans, launching smartphone campaigns and expanding its 3G network.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	2Q13	2Q12	y.o.y	1H13	1H12	y.o.y
Residential	2,578	2,466	4.5%	5,133	4,895	4.9%
Personal Mobility	2,255	2,229	1.2%	4,571	4,335	5.4%
Services	1,595	1,533	4.0%	3,193	3,034	5.2%
Network Usage	532	561	(5.2)%	1,103	1,142	(3.4)%
Sales of handsets, sim cards and others	128	134	(4.5)%	276	159	73.6%
Business / Corporate	2,154	2,070	4.1%	4,232	4,181	1.2%
Other services	86	145	(40.7)%	178	300	(40.7)%
Pro-forma consolidated net revenues	7,073	6,909	2.4%	14,114	13,711	2.9%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 2Q13, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 2.4% y.o.y to R$ 7,073 million, underpinned by growth across all segments. For the fourth consecutive quarter, Oi posted annual growth in net revenues (2Q12: -2.4% y.o.y; 3Q12: +1.5% y.o.y; 4Q12; +6.2% y.o.y; 1Q13: +3.5% y.o.y and 2Q13: +2.4% y.o.y), mainly driven by higher broadband and pay-TV sales that reduced fixed line attrition in the Residential segment, growth in data package and text message usage in the Personal Mobility segment and higher data and IT revenues from the Corporate segment.

EBITDA, as reported by Oi, decreased by 16.4% y.o.y in 2Q13, to R$ 1,797 million, with a margin of 25.4%. In 2Q13, EBITDA performance reflected higher operating expenses (+10.8% y.o.y to R$ 5,276 million), as a result of an increase in: (1) personnel costs (+42.5% y.o.y), due to the payment of wage benefits to employees, inflation adjustments of salaries and insourcing of internal network maintenance; (2) provision for bad debts (+97.0% y.o.y), explained by the tightening of the credit requirements for new customers, implemented by Oi in 2Q13, to address the deterioration of the economic backdrop; (3) third-party services (+3.6% y.o.y), due to higher pay-TV content costs, and (4) marketing (+45.8% y.o.y), due to Oi’s sponsorship of FIFA’s Confederations Cup.

Oi pro-forma income statement (1)						R$ million, 100%

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Pro-forma consolidated net revenues	7,073	6,909	2.4%		14,114	13,711	2.9%
Pro-forma operating costs	5,276	4,760	10.8%		10,166	9,544	6.5%
Interconnection	1,060	1,066	(0.6)%		2,154	2,229	(3.4)%
Personnel	734	515	42.5%		1,265	997	26.9%
Materials	60	32	87.5%		100	59	69.5%
Cost of goods sold	137	157	(12.7)%		285	214	33.2%
Third-party services	2,070	1,998	3.6%		4,252	3,874	9.8%
Marketing	210	144	45.8%		275	259	6.2%
Rent and insurance	506	444	14.0%		968	899	7.7%
Provision for bad debts	323	164	97.0%		532	364	46.2%
Other operating expenses (revenue), net	175	241	(27.4)%		336	650	(48.3)%
Pro-forma EBITDA	1,797	2,149	(16.4)%		3,948	4,167	(5.3)%
EBITDA margin	25.4%	31.1%	(5.7	)pp	28.0%	30.4%	(2.4	)pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Other international assets

In 1H13, other international assets, on a pro-forma basis, increased their proportional revenues by 4.1% y.o.y to Euro  200 million and EBITDA by 3.8% y.o.y to Euro 108 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration and increasing competition in some markets and some negative foreign exchange effects.

Proportional financial information of other international assets (1)							Euro million

	2Q13	2Q12	y.o.y		1H13	1H12	y.o.y
Operating revenues	103.3	97.9	5.5%		200.3	192.5	4.1%
EBITDA (2)	56.5	53.1	6.5%		107.8	103.9	3.8%
Depreciation and amortisation	14.5	11.9	22.6%		28.4	23.9	18.8%
Income from operations (3)	42.0	41.2	1.8%		79.4	80.0	(0.7)%
EBITDA margin (4)	54.7%	54.2%	0.5	pp	53.8%	54.0%	(0.1	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. Excludes CTM for all periods for comparison purposes. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (1H13) (1)								Million (financials)

			Rev.		EBITDA				EBITDA
	Stake	Customers	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	9,304	1,033	9.5%	585	8.4%	56.6%	786	445
MTC, Namibia (3) (4)	34.00%	2,200	999	10.5%	490	14.7%	49.0%	82	40
CVT, Cape Verde (3) (4)	40.00%	433	3,802	(15.3)%	1,850	(13.6)%	48.7%	34	17
CST, S.Tomé & Principe (3) (4)	51.00%	135	141,089	0.1%	34,159	(5.8)%	24.2%	6	1
Timor Telecom, East Timor (3) (5)	44.17%	618	32	(4.0)%	16	(16.4)%	49.7%	25	12

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT. (5) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

In 1H13, Unitel’s revenues and EBITDA, in USD, increased by 9.5% y.o.y to USD 1,033 million and by 8.4% y.o.y to USD  585 million. In 1H13, Unitel posted solid operational and financial trends on the back of successful campaigns aimed at increasing penetration of mobile broadband and promoting voice usage. Unitel also continued to launch several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 1H13, MTC’s revenues and EBITDA increased by 10.5% y.o.y and by 14.7% y.o.y, reaching NAD 999 million and NAD 490 million, respectively. EBITDA margin stood at 49.0%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent, reflecting a solid performance. In 1H13, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G-LTE technology and Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues; (3) selling Smartshare, a convergent internet/mobile service, launched this quarter, that combines Netman Home (internet router) with up to 3 smartphones, and (4) marketing Super Aweh, a new flat fee pricing plan for high end users.

In 1H13, CVT’s revenues decreased by 15.3% y.o.y to CVE 3,802 million, while EBITDA decreased by 13.6% y.o.y to CVE 1,850 million. EBITDA margin stood at 48.7%. The performance of CVT’s revenues and EBITDA was impacted by international accounting rule IFRIC12. Excluding this effect, revenues would have decreased by 4.5% y.o.y, while EBITDA would have decreased by 11.3% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of fixed wholesale revenues (-12.1% y.o.y), fixed retail revenues (-9.0% y.o.y) and by a positive one-off effect in 1Q12 in other revenues. In 1H13, CVT posted a solid mobile performance, underpinned by the success of the broadband commercial strategy. During 1H13, CVT launched several commercial offers, including: (1) door to door and outbound campaigns which underpinned fixed gross adds and migration from the basic fixed voice price plan to Di Casa, a new pricing plan; (2) Powa Swag Total, new youngsters pricing plan (with monthly and weekly subscription options and voice promotions on days of lower usage), and (3) voice promotions on days of lower usage.

In 1H13, CST’s revenues were flat y.o.y at STD 141,089 million, while EBITDA decreased by 5.8% y.o.y to STD 34,159 million, equivalent to an EBITDA margin of 24.2%. In 1H13, CST launched: (1) new mobile broadband and fixed services that increased broadband download speed by up to 8x using the new submarine cable capabilities, and (2) several campaigns to stimulate voice usage. In 1H13, CST also developed its mobile and fixed network and strengthened its distribution channels. Penetration of mobile services in São Tomé e Principe now stands at circa 74% (+3.5pp y.o.y).

In 1H13, Timor Telecom’s revenues and EBITDA stood at USD 32 million (-4.0% y.o.y) and USD 16 million (-16.4% y.o.y), respectively, reflecting the repositioning of the commercial offers in a more competitive environment following the entrance of two new competitors in the market. EBITDA margin was 49.7%. As at 30 June 2013, Timor Telecom reached 614 thousand mobile customers. Data revenues accounted for 19.6% of mobile service revenues. In 1H13, Timor Telecom launched several initiatives including: (1) segmented mobile broadband and data offers; (2) new pricing plans with more competitive tariffs for different segments (such as Diak for youth segment and closed user group plans for business segment); (3) several voice and data stimulation campaigns, and (4) improvement of its distribution network, both with the launch of new commercial contact points/upgrade of existing ones and the strenghtning of its indirect distribution channels.

04

Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as at 30 June 2013.

Changes in accounting policies and estimates

Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. The main changes consisted of determining the expected return on assets based on the discount rate of the correspondent liabilities instead of the long-term rate of return on assets, which in our case resulted in a lower return on assets and consequently higher post retirement benefits costs. The impacts of this adoption are as follows:

					Euro million

	1Q12	2Q12	3Q12	4Q12	2012
Reported previously
PRB	14.8	14.0	13.9	15.6	58.3
EBIT	210.2	218.6	219.6	171.3	819.8
Work force reduction programme costs	0.9	0.0	1.1	0.1	2.1
Net Income	56.5	68.8	63.7	41.4	230.3
Restated
PRB	16.2	15.4	15.3	17.0	64.0
EBIT	208.8	217.2	218.2	169.9	814.1
Work force reduction programme costs	0.9	0.0	1.1	0.4	2.4
Net Income	55.4	67.7	62.6	40.1	225.8

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 3 of our financial statements as of 30 June 2013.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05 Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PBO	Post Retirement Benefit Obligations.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 14 August 2013
Time: 15:30 (Portugal/UK), 16:30 (CET),
10:30 (US/NY)
Telephone numbers
Outside US: +1 201 689 7817
US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Conference ID: 418036)
US and Canada callers: 877 660 6853
(Conference ID: 418036)

Contacts

Luís Pacheco de Melo
Group Chief Financial Officer
luis.p.melo@telecom.pt

Bruno Saldanha
Chief Accounting Officer
bruno.m.saldanha@telecom.pt

Nuno Vieira
Investor Relations Officer
nuno.t.vieira@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2013

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.